EMPLOYEE RETENTION AND SEVERANCE PROGRAMS

The Company and its creditors recognize that the retention of key management employees is crucial to the restructuring of the company and the preservation of the value of the bankruptcy estate. This proposal is a compromise that has been crafted to reflect the often-conflicting concerns raised by the Bank Group and the Official Committee. The Company has identified 31 key employees whom it needs to retain; a brief narrative concerning each is attached as Exhibit A. The Company proposes three programs:

               1.  KERP - Key Employee Retention Plan

               2.  KESP - Key Employee Severance Plan

               3.  SUB - All Employee Severance Plan

Super Priority Carve-Out

Until such date that the pre-petition and post-petition secured debt (including interest, default interest if applicable, and fees) is paid in full in cash (or in some other form of consideration with consent), a cumulative cap of $8.5 million on all payments pursuant to the three plans shall apply. Afterwards, a cumulative cap of $10.0 million on all payments pursuant to the three plans shall apply.

A $5 million priming "carve-out" for the three plans shall apply. Any payments made pursuant to these plans in excess of $3.5 million shall reduce the carve-out on a dollar for dollar basis.  To the extent payments are ultimately made from the carve-out, first priority shall be given to KERP claims, followed by the KESP claims, with any remaining balance being allocated pro-rata among the remaining SUB claims.

Key Employee Retention Plan

A retention bonus plan covering 31 key employees which provides cash payments to key employees who remain with the company. The plan divides the key employees into two tiers and provides total payments ranging from 50% to 75% of base salary.

Cash payments in amounts per the attached Exhibit B shall be made in installments according to the following schedule:

          20%          September 14, 2003

          30%          Upon the earlier of March 31, 2004, or the completion of a liquidity event (or                             events) which results in cumulative net cash proceeds of $105 million or                             more, being applied to the senior secured debt

          20%          Upon the earlier of June 30, 2004, confirmation of plan which provides for the                             payment in full in cash (or some other form of consideration, with consent) of                             all pre-petition and post-petition secured debt (including any unpaid interest,                             default interest if applicable, and fees), or a substantially complete liquidation

          30%          Upon the earlier of confirmation of plan which provides for the payment in full                             in cash (or some other form of consideration, with consent) of all pre-petition                             and post-petition secured debt (including any unpaid interest, default interest                             if applicable, and fees), or a substantially complete liquidation

Any key employee who has not been terminated or who was terminated without Cause or Constructively Terminated within 45 days of a qualifying plan confirmation per above or a substantially complete liquidation, shall be entitled to all payments otherwise payable under this plan.

Key employees terminated without Cause or Constructively Terminated after September 15, 2003, but before July 1, 2004, shall upon termination receive a pro rata payment of the next remaining installment amount. Additionally, a $500,000 discretionary pool for spot bonuses and retention payments is included, of which none may be paid to key employees otherwise due amounts under this plan. The maximum total cost, in the event all 31 key employees remain through the completion period and the discretionary pool is exhausted, is estimated to be $3.921 million, as per attached Exhibit B.

Key Employee Severance Plan

Customary employment agreements with 23 key employees which in the event of termination without Cause by the Company or a Constructive Termination provides the key employee with a continuation of salary and benefits, as set forth on the attached Exhibit C, for nine months. The agreements would "evergreen", on a rolling nine-month basis, until plan confirmation or substantially completed liquidation. Key employees covered by this plan are excluded from the all-employee supplemental unemployment plan. The maximum total cost, in the event that all 23 employees were terminated, is estimated to be $3.236 million, as per attached Exhibit C.

Cause shall include:

     1.  the willful and continued failure of employee to substantially perform employee's duties;

     2.  the willful engaging by employee in illegal conduct, gross misconduct, fraud,           embezzlement, misappropriation, breach of fiduciary duty or other conduct that is           materially and demonstrably injurious to the Company;

     3.  employee's conviction plea of no contest or nola contendere, deferred adjudication or           unadjudicated probation for any felony or any crime involving moral turpitude;

     4.  the willful failure of employee to carry out, or comply with, in any material respects, any           lawful directive of the Chief Executive Officer or the Board;

          or

     5.  employee's unlawful use (including being under the influence) or possession of illegal           drugs.

Constructive Termination or Constructively Terminated shall mean the actual termination of employment by the key employee within 90 days of occurrence of any of the following actions without the key employee's express prior written approval:

     1.  the failure of the Company to pay employee any compensation when due;

     2.  any reduction of employee's base salary that (a) is not part of a general,           board-approved, salary reduction applicable to all key employees, or (b) exceeds 25%;

     3.  any material reduction in employee's employee and fringe benefits that is not part of a           general, board-approved, plan reducing benefits; or

     4.  the change of employee's principal place of employment to a location more than fifty           miles from that existing on the effective date.

All-Employee Supplemental Unemployment Benefit Plan

This modified pre-petition plan provides for severance benefits, to include half-pay and company-paid medical and dental insurance, for a graduated period from 2.5 to 26 weeks. All full-time employees except the 23 employees covered under the Key Employee Severance Plan are eligible. The maximum total cost, in the event all employees are terminated, is estimated to be approximately $5.4 million.

Other Provisions

All loans and other amounts due the company by any employee must first be netted against any amounts payable to such employee under these plans. Any amount of netted payments shall count against the $8.5 million cap and the carve-out, if applicable.

No severance benefits shall be triggered solely by a change of employer resulting from a merger, consolidation, or the complete or partial sale of assets.

These three plans shall be in lieu of all existing employment agreements and all other pre-existing post-employment benefit plans, programs, or agreements for severance, retention, health benefit, life insurance, and accidental death and dismemberment benefits.